Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

May 24, 2012

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln National Variable Annuity Account H of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-181615 American Legacy® Series

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln National Variable Annuity Account H (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933 (the “1933 Act), as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name American Legacy® Series (“the American Legacy Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on May 23, 2012.

The American Legacy Contracts are in many respects similar to certain individual variable annuity contracts (the “ChoicePlus Contracts”) recently filed on Form N-4 by The Lincoln National Life Insurance Company and the Lincoln Life Variable Annuity Account N (File No. 333-181612, dated May 23, 2012). This filing for the ChoicePlus Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The American Legacy Contracts are “clones” of the ChoicePlus Contracts, therefore, the disclosure is similar with appropriate modifications to reflect language specific to the American Legacy Contracts. The enclosed copies of the prospectus and statement of additional information included in the Registration Statement for the American Legacy Contracts have been marked to show changes from the current prospectus and statement of additional information for the ChoicePlus Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The material differences between the American Legacy Contracts and the ChoicePlus Contracts are as follows:

1.
The Registrant for the American Legacy Contracts is Lincoln National Variable Annuity Account H, while the Registrant for the ChoicePlus Contracts is Lincoln Life Variable Annuity Account N. Appropriate modifications have been made to reflect this difference.

2.
The American Legacy Contracts offer investment options from only two different fund families, while the ChoicePlus Contracts offer investment options from nine fund families. Revisions have been made to the following sections to reflect this difference:

▪	the available funds listing on pages 1-2,
▪	the fund expense table,
▪	Summary of Common Questions – Who Invests my Money?,
▪	The Investments of the Variable Annuity Account; and
▪	Investment Requirements.
3.	The definition of selling group individuals is different and has been revised under Special Terms.

We believe the blacklining accurately reflects the differences outlined above. In addition to the material and non-material changes previously described, certain stylistic, editorial and clarifying changes and enhancements were made.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,

Scott C. Durocher
Counsel
Enclosures